

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

<u>Via E-mail</u>
Mr. John Moore
Chief Executive Officer
Sync2 Networks Corp.
5836 South Pecos Road, Suite 112
Las Vegas, NV 89120

> **Re: Sync2 Networks Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed October 13, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 333-152551**

Dear Mr. Moore:

We issued comments on the above captioned filings on September 20, 2011. On April 12, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3730 if you have any questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant